May 13, 2010

Mail Stop 3010

Mr. William Offenberg
Chief Executive Officer
BellaVista Capital, Inc.
15700 Winchester Boulevard
Los Gatos, CA 95030

>   **Re: BellaVista Capital, Inc.**
>   **Form 10-K for the year ended September 30, 2009**
>   **Filed March 31, 2010**
>   **File No. 000-30507**

Dear Mr. Offenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2009

Liquidity and Capital Resources, page 12

1.   We note that you anticipate the need to borrow additional funds to support operations for the next twelve months, but that you believe you have adequate resources to secure necessary financing. Please identify and describe these external sources of liquidity by providing us the disclosure you will include in future filings to address this issue. Refer to Item 303(A)(1) of Regulation S-K.

Consolidated Statements of Cash Flows, page FS-5

2.   Please tell us 1) why the decrease in accounts receivable resulted in a negative adjustment to cash used in operating activities and 2) why the decrease in accounts receivable presented on the statements of cash flows for 2009 does not agree to the change in accounts receivable calculated based upon the amounts presented on the balance sheet.

Note 3. Loans Receivable Secured by Real Estate, page FS-10

3.   Please clarify to us how you determined that the carrying amount of loans receivable secured by real estate is supportable, given that $4.5 million of the loans are in default, but an impairment of only $0.6 million has been recognized. In your response, please address the estimated fair value of the collateral and the credit quality of the loans in which you hold a second trust position.

Form 10-Q for the quarter ended December 31, 2009

4.   Please tell us when you expect to file Form 10-Q for the quarter ended December 31, 2009.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief